UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

BBX CAPITAL CORPORATION

(Name of the Issuer)

BFC Financial Corporation

BBX Capital LLC

John E. Abdo

Jarett S. Levan

Seth M. Wise

Raymond S. Lopez

Alan B. Levan

(Name of Persons Filing Statement)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

05540P100

(CUSIP Number of Class of Securities)

BBX Capital Corporation Raymond S. Lopez Executive Vice President and Chief Financial Officer 401 East Las Olas Boulevard, Suite 800 Fort Lauderdale, Florida 33301 (954) 940-4000	BFC Financial Corporation Jarett S. Levan Acting Chairman, Chief Executive Officer and President 401 East Las Olas Boulevard, Suite 800 Fort Lauderdale, Florida 33301 (954) 940-4900

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

copy to:

Stephen K. Roddenberry Akerman LLP Three Brickell City Centre 98 Southeast Seventh Street Suite 1100 Miami, Florida 33131 (305) 374-5600	Alison W. Miller Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. 150 West Flagler Street Suite 2200 Miami, Florida 33130 (305) 789-3200

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$452,296,763	$45,546.28

(1)	Calculated solely for the purpose of determining the filing fee. The transaction value was calculated by taking (i) the product of (a) $19.84, the average of the high and low prices per share of BBX Capital Class A Common Stock on August 18, 2016, as quoted on the New York Stock Exchange, and (b) the number of shares of BBX Capital Class A Common Stock outstanding (other than shares owned directly or indirectly by BFC) or issuable pursuant to the vesting of restricted stock units or the exercise of outstanding options minus (ii) $30,727,500, the estimated aggregate amount of cash consideration to be paid by BFC in the merger in exchange for shares of BBX Capital Class A Common Stock.
(2)	The filing fee was determined by multiplying the Transaction Valuation by .0001007.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $45,546.28	Filing Party: BFC Financial Corporation

Form or Registration No.: Form S-4 (Registration No. 333-213282)	Date Filed: August 24, 2016

INTRODUCTION

This Amendment No. 3 (this “Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): (a) BFC Financial Corporation, a Florida corporation (“BFC”); (b) BBX Capital LLC (formerly BBX Merger Subsidiary LLC), a Florida limited liability company and wholly owned subsidiary of BFC (“Merger Sub”); (c) John E. Abdo; (d) Jarett S. Levan; (e) Seth M. Wise; (f) Raymond S. Lopez; and (g) Alan B. Levan.

On July 27, 2016, BBX Capital Corporation (“BBX Capital”) entered into an Agreement and Plan of Merger (as amended on October 20, 2016, the “Merger Agreement”) with BFC and Merger Sub. Pursuant to the Merger Agreement, on December 15, 2016, BBX Capital was merged with and into Merger Sub, (the “Merger”), with the separate corporate existence of BBX Capital ceasing and Merger Sub surviving the Merger as a wholly owned subsidiary of BFC. As a result of the completion of the Merger, BBX Capital is no longer a filing person. Pursuant to the Merger Agreement, BBX Capital’s shareholders (other than BFC and shareholders who asserted appraisal rights in accordance with Florida law) were entitled to receive, in consideration for each share of BBX Capital’s Class A Common Stock they owned at the effective time of the Merger, at their election, $20.00 in cash, without interest, or 5.4 shares of BFC’s Class A Common Stock. Options to acquire shares of BBX Capital’s Class A Common Stock and restricted stock units of BBX Capital’s Class A Common Stock outstanding at the effective time of the Merger were, upon consummation of the Merger, converted automatically into options to purchase shares of BFC’s Class A Common Stock or restricted stock units of BFC’s Class A Common Stock, as applicable, and remain subject to the same terms and conditions as in effect at the effective time of the Merger; provided, however, that (i) the number of shares which may be purchased upon exercise of the options, and the number of shares subject to the restricted stock units, were multiplied by 5.4, and (ii) the exercise price of the options were divided by 5.4.

BFC has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as amended by Amendment Nos. 1 and 2 thereto, the “Form S-4”), which contains a proxy statement and a prospectus (the “proxy statement/prospectus”) and constitutes (i) a prospectus of BFC under Section 5 of the Securities Act of 1933 and the rules and regulations promulgated thereunder, in each case as amended (the “Securities Act”), with respect to the shares of BFC’s Class A Common Stock which were issuable to BBX Capital’s shareholders in connection with the Merger; and (ii) a notice of meeting and a proxy statement of BBX Capital under Section 14(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, in each case as amended (the “Exchange Act”), with respect to the special meeting of BBX Capital’s shareholders, at which BBX Capital’s shareholders were asked to consider and vote upon the Merger Agreement. The Form S-4 was declared effective by the SEC on November 4, 2016, and the proxy statement/prospectus was mailed to BBX Capital’s shareholders on or about November 9, 2016. At the special meeting of BBX Capital’s shareholders held on December 15, 2016, BBX Capital’s shareholders voted to approve the Merger Agreement. A copy of the proxy statement/prospectus is attached hereto as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Annex A to the proxy statement/prospectus.

This Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the completion of the Merger.

Item 15.	Additional Information.

Item 15 of the Schedule 13E-3 is hereby amended and supplemented to add the following information:

On December 15, 2016, BBX Capital held a special meeting of its shareholders for the purpose of voting on the Merger Agreement. At the special meeting, the Merger Agreement was approved by (i) holders of shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing a majority of the votes entitled to be cast on the Merger Agreement and (ii) holders of a majority of the shares of BBX Capital’s Class A Common Stock voted on the Merger Agreement and a majority of the shares of BBX Capital’s Class A Common Stock outstanding, in each case, excluding the shares held by BFC and its affiliates. Following the special meeting, the Merger of BBX Capital with and into Merger Sub, the surviving company of the Merger and a wholly owned subsidiary of BFC, was completed by the filing of Articles of Merger with the Florida Department of State. As a result of the Merger, BBX Capital has ceased to be a publicly traded company and its Class A Common Stock is no longer listed for trading on the New York Stock Exchange or any other securities exchange or quotation system.

Item 16.	Exhibits.

Item 16 is hereby amended and supplemented as follows:

(a)(1)	Letter to Shareholders of BBX Capital Corporation (incorporated by reference to the proxy statement/prospectus filed by BFC and BBX Capital with the Securities and Exchange Commission on November 9, 2016)

(a)(2)	Notice of Special Meeting of Shareholders of BBX Capital Corporation (incorporated by reference to the proxy statement/prospectus filed by BFC and BBX Capital with the Securities and Exchange Commission on November 9, 2016)

(a)(3)	Proxy Statement of BBX Capital Corporation (incorporated by reference to the proxy statement/prospectus filed by BFC and BBX Capital with the Securities and Exchange Commission on November 9, 2016)

(a)(4)	Press Release, dated December 15, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by BBX Capital with the Securities and Exchange Commission on December 16, 2016)

(c)(1)	Opinion of Hovde Group, LLC, dated July 27, 2016 (incorporated by reference to Annex B of the proxy statement/prospectus filed by BFC and BBX Capital with the Securities and Exchange Commission on November 9, 2016)

(c)(2)	Presentation Materials, dated July 27, 2016, of Hovde Group, LLC*

(c)(3)	Presentation Materials, dated July 26, 2016, of Keefe, Bruyette & Woods, Inc.*

(d)(1)	Agreement and Plan of Merger, dated July 27, 2016, by and among BFC Financial Corproation, BBX Merger Subsidiary LLC and BBX Capital Corporation, as amended on October 20, 2016 (incorporated by reference to Annex A of the proxy statement/prospectus filed by BFC and BBX Capital with the Securities and Exchange Commission on November 9, 2016)

(e)	Description of the Share Exchange Agreements between BFC Financial Corporation and each of Alan B. Levan, John E. Abdo, Jarett S. Levan and Seth M. Wise (incorporated by reference to the discussion of such Share Exchange Agreements contained in the “Special Factors—Related Party Transactions” section of the proxy statement/prospectus filed by BFC and BBX Capital with the Securities and Exchange Commission on November 9, 2016)

(f)	Sections 607.1301-607.1333 of the Florida Business Corporation Act (incorporated by reference to Annex D of the proxy statement/prospectus filed by BFC and BBX Capital with the Securities and Exchange Commission on November 9, 2016)

*	Previously filed.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BFC FINANCIAL CORPORATION

Date: December 19, 2016	By:	/s/ Jarett S. Levan
	Name:	Jarett S. Levan
	Title:	Acting Chairman, Chief Executive Officer and President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BBX Capital LLC

Date: December 19, 2016	By:	/s/ Jarett S. Levan
	Name:	Jarett S. Levan
	Title:	Chief Executive Officer and President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2016	/s/ John E. Abdo
John E. Abdo

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2016	/s/ Jarett S. Levan
Jarett S. Levan

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2016	/s/ Seth M. Wise
Seth M. Wise

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2016	/s/ Raymond S. Lopez
Raymond S. Lopez

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2016	/s/ Alan B. Levan
Alan B. Levan